SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    --------

                                    FORM 6-K

                                    --------





                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For June 15, 2004



                                  CNOOC Limited

                 (Translation of registrant's name into English)
             ------------------------------------------------------


                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)

             ------------------------------------------------------





         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

                                  CNOOC LIMITED
                          [CHINESE CHARACTERS OMITTED]
                                (stock code: 883)
               (Incorporated in Hong Kong with limited liability)

                   ANNUAL GENERAL MEETING HELD ON 14 JUNE 2004
                                  POLL RESULTS

CNOOC Limited ("the Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on 14 June 2004 as follows :-


-----------------------------------------------------------------------------------------------------------------
                                    Resolutions                                     Number of Votes (%)

                                                                          ---------------------------------------
                                                                                   For               Against
-----------------------------------------------------------------------------------------------------------------
           To re-elect Mr. Zhou Shouwei as Executive Director.               33,135,305,363        146,953,135
                                                                                99.5585%             0.4415%
           ------------------------------------------------------------------------------------------------------
           As more than 50% of the votes cast were in favour of the resolution, the resolution was duly passed as an ordinary resolution.
-----------------------------------------------------------------------------------------------------------------
           To re-elect Dr. Kenneth S. Courtis as Independent                 33,132,986,863        149,266,635
           Non-executive Director.                                              99.5515%             0.4485%
           -------------------------------------------------------------------------------------------------------
           As more than 50% of the votes cast were in favour of the resolution, the resolution was duly passed as an ordinary resolution.
------------------------------------------------------------------------------------------------------------------
           To re-elect Dr. Erwin Schurtenberger as Independent               33,132,899,763        149,363,735
           Non-executive Director.                                              99.5512%             0.4488%
           -------------------------------------------------------------------------------------------------------
           As more than 50% of the votes cast were in favour of the resolution,  the resolution was duly passed as an ordinary resolution.
------------------------------------------------------------------------------------------------------------------
           To re-elect Mr. Evert Henkes as Independent Non-executive         33,135,826,863        146,476,635
           Director.                                                            99.5599%             0.4401%
           -------------------------------------------------------------------------------------------------------
           As more than 50% of the votes cast were in favour of the resolution, the resolution was duly passed as an ordinary resolution.
------------------------------------------------------------------------------------------------------------------
           To re-appoint Ernst & Young as Auditors and to authorize the      33,297,055,498          548,300
           Directors to fix their remuneration.                                 99.9984%             0.0016%
           -------------------------------------------------------------------------------------------------------
           As more than 50% of the votes cast were in favour of the resolution, the resolution was duly passed as an ordinary resolution.
------------------------------------------------------------------------------------------------------------------
           To grant a general mandate to the Directors to repurchase         33,636,115,298        303,004,670
           shares in the Company not exceeding 10% of the aggregate             99.1072%             0.8928%
           nominal amount of the existing issued share capital.
           -------------------------------------------------------------------------------------------------------
           As more than 50% of the votes cast were in favour of the resolution, the resolution was duly passed as an ordinary resolution.
------------------------------------------------------------------------------------------------------------------
           To grant a general mandate to the Directors to issue, allot       30,662,473,771       3,569,591,697
           and deal with additional shares not exceeding 20% of the             89.5724%            10.4276%
           existing issued share capital.
           -------------------------------------------------------------------------------------------------------
           As more than 50% of the votes cast were in favour of the resolution, the resolution was duly passed as an ordinary resolution.
------------------------------------------------------------------------------------------------------------------
           To extend the general mandate granted to the Directors to         33,561,459,498        76,952,700
           issue, allot and deal with shares by the number of shares            99.7712%             0.2288%
           repurchased.
           -------------------------------------------------------------------------------------------------------
           As more than 50% of the votes cast were in favour of the resolution, the resolution was duly passed as an ordinary resolution.

------------------------------------------------------------------------------------------------------------------
           To amend the articles of association of the Company.              33,442,853,043        29,278,064
                                                                                99.9125%             0.0875%
           -------------------------------------------------------------------------------------------------------
           As more than 75% of the votes cast were in favour of the resolution, the resolution was duly passed as a special resolution.
------------------------------------------------------------------------------------------------------------------



Notes

(1) The total number of shares of the Company entitling the holders to attend and vote for or against any resolution at the
        AGM:  41,061,951,275

        Every member present in person or by proxy has one vote for every share of which he is the holder

(2) The total number of shares entitling the shareholder of the Company to attend and vote only against any resolution at the AGM: Nil


(3) Computershare Hong Kong Investor Services Limited acted as the scrutineer for the vote-taking at the AGM.




The Board comprises:
Executive Directors
Fu Chengyu (Chairman)
Jiang Longsheng
Zhou Shouwei
Luo Han

Independent non-executive Directors:
Chiu Sung Hong
Dr. Kenneth S. Courtis
Dr. Erwin Schurtenberger
Evert Henkes


                                                     For and on behalf of
                                                        CNOOC Limited
                                                          Cao Yunshi
                                                      Company Secretary

Hong Kong, 14 June 2004

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Cao Yunshi
                                              -----------------------------
                                                Name:  Cao Yunshi
                                                Title:  Company Secretary

Dated: June 15, 2004